CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5130	E-mail Address kkennedy@stblaw.com

August 8, 2019

VIA EDGAR

Re:	10x Genomics, Inc. Registration Statement on Form S-1 (CIK No. 0001770787)

Russell Mancuso

Thomas Jones

Gary Newberry

Lynn Dicker

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of 10x Genomics, Inc. (the “Company”) we hereby submit to the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) the following supplemental information (the “Letter”) in order to facilitate the Staff’s review of the Company’s registration statement on Form S-1 originally submitted on a confidential basis by the Company to the Commission on May 10, 2019, and as revised and further submitted on June 20, 2019 and on July 19, 2019 (the “Registration Statement”), including the analysis of the matters contemplated in comment number 33 (“Comment #33”) of the Staff’s comment letter dated June 6, 2019 relating to the initial submission of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of

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Securities and Exchange Commission	August 8, 2019

Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to Kevin Kennedy, Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304, before it permits any disclosure of the bracketed information in this letter.

To assist your review, we have retyped the text of Comment #33 in italics below.

33.

We note that the weighted average exercise price of options issued during 2018 is significantly less than the $9.57 and $12.73 per share price of Series D and D-1 Convertible Preferred Stock, respectively, issued during 2018. Describe to us the material positive and negative events occurring during the period which contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the fair value per share determination used for each option grant since January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

To further assist your review, we have retyped the text of our prior response to Comment #33 in italics below:

The Company acknowledges the Staff’s requests and will supplementally provide the requested information to the Staff under separate cover when available.

In a letter dated July 29, 2019, the Company previously provided the Staff with its analysis of the Company’s approach to option pricing and fair market value determinations with respect to the option grants made by the Company from January 1, 2018 through December 31, 2018. This Letter should be read with reference to the July 29, 2019 letter (the “Initial Letter”), which letter discusses in detail the Company’s use of third-party common stock valuation reports (the “Valuation Reports”) from valuation specialists of a professional valuation firm (the “Valuation Firm”) as part of its process of determining the estimated fair market value of the Company’s Historical Class B Common Stock, certain rights and privileges held by holders of the Company’s convertible preferred stock and the effect of certain litigation matters on the value of the Company’s Historical Class B Common Stock, among other matters.

Since the submission of the Initial Letter, discussions took place on August 2, 2019 between the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of the J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters (collectively, the “Underwriters”) regarding current preliminary indications of an estimated initial public offering

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Securities and Exchange Commission	August 8, 2019

(the “IPO”) price range. Following these preliminary discussions, the Company currently estimates a price range of $[***] to $[***] per share (the “Preliminary Price Range Estimate”) for the IPO of the Company’s Class A Common Stock, resulting in a midpoint of the Preliminary Price Range Estimate of $[***] per share (the “Midpoint Price”). Additionally, the actual bona fide price range to be included in a subsequent amendment to the Registration Statement, which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range, has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.

This Letter sets forth the Company’s analysis of the option grants made by the Company from January 1, 2019 to the date hereof (the “Review Period”).

Overview of Option Pricing and Fair Market Value Determinations

The Registration Statement describes the Company’s use of the Black-Scholes option-pricing model for the purpose of calculating the estimated fair market value of the underlying Historical Class B Common Stock subject to the stock options granted to service providers of the Company. With the exception of the August 7, 2019 grants (the “August Grants”), during the Review Period, the Board, with input from management, determined the estimated fair market value of the Company’s Historical Class B Common Stock after considering Valuation Reports from the Valuation Firm as well as the other objective and subjective factors described in the Registration Statement and discussed below. For the August Grants, the Board determined that the fair market value of the Company’s Historical Class B Common Stock was equal to the Midpoint Price.

To facilitate the Staff’s review, the Company has included the table below, which is a complete list of all grants of options to purchase shares of the Historical Class B Common Stock during the Review Period:

Grant Date	Number of Shares of Historical Class B Common Stock Underlying Options Granted	Exercise Price Per Share			Fair Market Value Per Share of Historical Class B Common Stock at Grant Date Used for Financial Accounting Purposes*
February 5, 2019	1,136,900		$6.95			$10.76
May 10, 2019	2,146,397		$11.48			$20.70
August 7, 2019	842,475	$	[***	]	$	[***	]

*While the Company’s financial statements for the first, second and third quarters of 2019 have not yet been issued, this is the estimated fair market value that the Company expects to use for financial accounting purposes when determining share-based compensation expense. The methodology used to determine these fair market values is described below.

As described in the Company’s Registration Statement, upon each instance in which the Company granted options during the Review Period, the Board granted such options with exercise prices determined by the Board to be equal to the estimated fair market value of the underlying Historical Class B Common Stock subject to such options on the date of each such grant.

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Securities and Exchange Commission	August 8, 2019

To date, there has been no public market for the Company’s common stock. As such, at the time of granting the February 5, 2019 (the “February Grants”) and May 10, 2019 (the “May Grants”) options, the estimated fair market value of the Company’s Historical Class B Common Stock was determined by the Board, with input from management, by giving consideration to the Historical Class B Common Stock price per share estimated in the then-most recent Valuation Report (the December 31, 2018 and March 31, 2019 Valuation Reports, respectively) as well as a review of recent events and their potential impact on the estimated fair market value of the Historical Class B Common Stock. Given the close temporal proximity of each of these grants to the respective Valuations Reports, and having determined that no material events affecting the Company had occurred since the valuation dates that were not reflected in each respective Valuation Report and that would have warranted a change in the Historical Class B Common Stock valuation between each valuation date and each grant date, the Board granted options with exercise prices equal to the per share fair market values presented in each then-most recent Valuation Report. For the August Grants, the Board used the Midpoint Price of $[***] in their determination of the fair market value of the Historical Class B Common Stock, given the close proximity to the anticipated IPO and because no material events affecting the Company had occurred since the Company’s conversations with the Underwriters on August 2, 2019.

In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company estimated the fair market value of the Company’s Historical Class B Common Stock on February 5, 2019 and May 10, 2019 for financial accounting purposes. For purposes of this determination, the Company assumed that the fair market value of the Historical Class B Common Stock increased on a linear basis from the fair market value determined by the December 2018 Valuation Report (as defined below), which was $6.95 per share as of December 31, 2018, to the Midpoint Price of $[***] per share as of August 7, 2019 (the “Linear Interpolation Fair Value”).

The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s Historical Class B Common Stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair market value of the underlying Historical Class B Common Stock. Applying this linear interpolation, the Company determined that for financial accounting purposes the fair market value of its Historical Class B Common Stock on February 5, 2019 was $10.76 per share, which was above the estimated fair market value of the Company’s Historical Class B Common Stock as determined by the Board when approving the February Grants. Similarly, for financial accounting purposes the fair market value of the Company’s Historical Class B Common Stock on May 10, 2019 was determined to be $20.70 per share, which was above the estimated fair market value of the Company’s Historical Class B Common Stock as determined by the Board for the May Grants.

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Securities and Exchange Commission	August 8, 2019

Methods Used to Determine Option Exercise Prices and Fair Market Values at Time of Grant

The table below summarizes the fair market values, key assumptions and methods that were used in the Valuation Reports during the Review Period for the Historical Class B Common Stock. These assumptions were used at the time of granting the options and prior to the Linear Interpolation Fair Value assessment.

New Round of Financing Valuation Reports Analysis	Valuation Date 9/30/2018	$35 Million Series D-1 10/17/2018	Valuation Date 12/31/2018	Valuation Date 3/31/2019

Business Equity Value (BEV) (’000’s)	$725,800	N/A	$828,782	$1,285,852
Quarterly Increase	27%	N/A	14%	55%

Preferred Stock (1)	$12.73	$12.73	$12.73	$12.73

Undiscounted Common Stock	$7.14	N/A	$8.33	$13.15
Percentage of Preferred	56%	N/A	65%	103%

DLOM	29.5%	N/A	16.6%	12.7%

Common Stock	$5.04	N/A	$6.95	$11.48
Percentage of Preferred	40%	N/A	55%	90%

Allocation Model	OPM	N/A	PWERM/OPM	PWERM/OPM
Principal Approach	OPM backsolve	N/A	Market, OPM backsolve	Market, Income
Confirming Approaches	Income, Market	N/A	N/A	N/A

Model Assumptions:

Timing and Probability of Exit Scenarios	40% - IPO - 1.25 yrs 40% - Sale - 1.25 yrs 5% - Dissolution - 1.5 yrs 15% - Stay Private - 5 yrs	N/A	40% - IPO - 1.0 yrs 40% - Sale - 1.0 yrs 5% - Dissolution - 1.25 yrs 15% - Stay Private - 5 yrs	47.5% - IPO - 0.5 yrs 32.5% - Sale - 0.5 yrs 5% - Dissolution - 1.75 yrs 15% - Stay Private - 5 yrs

Probability Weighted Term	2 Years	N/A	N/A	N/A

Volatility from peer group	74.70%	N/A	63.48%	57.35%

(1) Value of the most senior Preferred Stock nearest each valuation date

As depicted in the table above, the Company continued to experience significant increases in its business enterprise value (the “BEV”) from September 2018 to March 2019. As described in the Initial Letter, from December 31, 2017 to December 31, 2018, the value of the Historical Class B Common Stock increased by 329%. From December 31, 2018 to March 31, 2019, the value of the Historical Class B Common Stock increased by an additional 65%, converging to 90% of the per share sales price of the Company’s Series D-1 convertible preferred stock (the “Series D-1 Preferred Stock”) in October 2018. The resulting increases in the estimated values were primarily driven by the following business events:

•	The Company completed the fourth quarter of 2018 having overachieved its revenue forecast for the quarter and for 2018 and incurred a smaller net loss than forecasted.

•

The Company continued to successfully execute to its product roadmap, utilizing technologies developed internally as well as technologies acquired in connection with the Company’s acquisition of Epinomics, Inc. In addition, the Company began the integration into its research and development operations of technologies acquired in connection with

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Securities and Exchange Commission	August 8, 2019

the Company’s acquisition of Spatial Transcriptomics, Inc. (“Spatial”), which facilitated the commencement of development of the Company’s Visium product line.

•

In February 2019, the Company made the decision to pursue and took substantial steps to commence an IPO, including the selection of underwriters. An organizational meeting was held in March 2019 and drafting of the Registration Statement on Form S-1 commenced in March 2019.

•

The decision to pursue an IPO, the continued successful execution by the Company on its business plan and the continued mitigation of the operational impacts related to the Company’s litigation with Bio-Rad enabled the Company to decrease the discount for lack of marketability (“DLOM”) and increase the probability of the IPO scenario used in the Valuation Reports.

Grant-by-Grant Analysis

February Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $6.95 per share as of February 5, 2019. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $6.95 per share as of December 31, 2018 (the “December 2018 Valuation Report”). The prior Valuation Report had estimated the fair market value of the Historical Class B Common Stock to be $5.04 as of September 30, 2018 (the “September 2018 Valuation Report”).

The December 2018 Valuation Report identified several factors driving the increase in fair market value of the Historical Class B Common Stock from $5.04 to $6.95. A hybrid of the probability-weighted expected return method and option price method approaches were used to derive the Company’s BEV, taking into consideration the positive factors as well as certain negative impacts described below, to derive the Historical Class B Common Stock value.

Events between the September 2018 Valuation Report and the December 2018 Valuation Report which drove the increase from $5.04 to $6.95 included: (i) overachievement of revenues compared to forecast for the fourth quarter 2018 and for the year; (ii) the completion of the acquisition of Spatial; (iii) the closing of the sale of the Company’s Series D-1 Preferred Stock in October 2018; (iv) expansion of the executive team with the addition of Justin McAnear as the Company’s Chief Financial Officer; and (v) continued execution on the product roadmap including shipment of the Company’s Single Cell ATAC solution and Feature Barcoding technology.

Factors which negatively impacted the fair market value of the Historical Class B Common Stock included: (i) in November 2018, after a trial in the Delaware Action, the jury found that the Company’s products willfully infringed the asserted patents and awarded Bio-Rad approximately $24 million in damages and as a result of this verdict, Bio-Rad asked in post-trial motions for supplemental damages through the date of trial, enhanced damages in a multiple of the verdict and attorneys’ fees and an injunction against the sale of substantially all of the Company’s products,

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and as of February 5, 2019, these post-trial motions were still pending; and (ii) the Company began accruing a 15% royalty on its Q4 2018 revenue as a result of this judgment.

May Grants

The Board determined the fair market value of the Historical Class B Common Stock of the Company to be $11.48 per share as of May 10, 2019. The Board based its determination on several factors, including a third-party Valuation Report valuing the Historical Class B Common Stock at $11.48 per share as of March 31, 2019 (the “March 2019 Valuation Report”).

The March 2019 Valuation Report identified several factors driving the increase in fair market value of the Historical Class B Common Stock from $6.95 to $11.48. A hybrid of the probability-weighted expected return method and option price method approaches were used to derive the BEV, taking into consideration the factors below, to derive the Historical Class B Common Stock value.

Events between the December 2018 Valuation Report and the March 2019 Valuation Report which drove the increase from $6.95 to $11.48 included: (i) the decision to pursue an IPO and substantial steps being taken to commence this process, including the selection of underwriters, holding a March 2019 organizational meeting and drafting the Registration Statement on Form S-1; (ii) increased confidence in the Company’s 2019 plan given the overachievement of the 2018 forecast; (iii) overachievement in Q1 2019 as compared to the Q1 2019 forecast; and (iv) while the Company continued to have litigation risk related to the defensive litigation matters in which the Company has been and remains currently involved as disclosed in the Registration Statement, the Company made significant progress on development milestones for both its Next GEM microfluidic chip as well as its U.S. chip manufacturing capability.

August 2019 Grants

The Board used the Midpoint Price of $[***] in its determination of the fair market value of the Company’s Historical Class B Common Stock given the close proximity to the anticipated IPO and because no material events affecting the Company had occurred since the Company’s conversations with the Underwriters on August 2, 2019, which conversations resulted in the Preliminary Price Range Estimate.

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Securities and Exchange Commission	August 8, 2019

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair market value, including the best practices outlined in the AICPA Guidelines, during the Review Period.

The Company believes that the fair market values determined by the Board for the shares of Historical Class B Common Stock underlying each option grant are appropriate and the above described process and assumptions demonstrate the diligent efforts of the Board to consider all relevant factors in contemporaneously determining fair market value at each valuation date during the Review Period.

For purposes of accounting for its stock option awards in accordance with Accounting Standards Codification 718, the Company estimated the fair market value of the options granted based on the Linear Interpolation Fair Value on each respective grant date derived from the Midpoint Price.

*                *                 *                *                 *                *                *                 *

Please do not hesitate to call me at (650) 251-5130 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Kevin Kennedy

Kevin Kennedy

cc:	Serge Saxonov, Chief Executive Officer,

Eric Whitaker, General Counsel and Secretary

10x Genomics, Inc.